Exhibit 99.1

TowerJazz Announces Second Quarter 2016 Results:
Record Revenue of $305 million with Year over Year Growth of
29%, Increased Margins and Net Profit

Provides Third Quarter Revenue Guidance of $325 million,
33% Year over Year Growth

MIGDAL HAEMEK, ISRAEL – August 4, 2016 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reported results for the second quarter of 2016 ended June 30, 2016.

Highlights

•	Record revenues for the second quarter of 2016 of $305 million, 29% year over year growth;
•	Record EBITDA of $87 million, up 48% year-over-year;
•	Net profit of $38 million with basic earnings per share of $0.45, as compared with $8 million, or $0.10 basic earnings per share, in the second quarter of last year;
o	Excluding San Antonio fab acquisition gain and banks’ early repayment impact, net profit for the second quarter of 2016 was $35 million, analogous to $25 million in the first quarter of 2016 and $8 million in the second quarter of 2015;
•	Cash from operations of $82 million as compared to $51 million for the second quarter of 2015, with free cash flow of $27 million as compared with $12 million for the second quarter of 2015;
•	Cash and short-term deposits balance as of June 30, 2016 of $311 million as compared to $245 million as of March 31, 2016;
•	Early repayment of Israeli bank loans through issuance of unsecured straight bonds due 2020-2023 carrying 2.79% coupon enabling greater business flexibility;
•	Third quarter revenue guidance with mid-range of $325 million, representing 33% year over year growth; 11 consecutive quarters of year-over-year growth and 6 consecutive quarters of quarter over quarter growth.

CEO Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Our strategy to answer the major analog trends, aligned with customers that are the leaders in their respective sectors, has proven itself. Having achieved a $1.2 billion annualized revenue run rate in the second quarter of 2016 with annualized $150 million net profit, and guiding a $1.3 billion run rate for the third quarter, up 30% over the fourth quarter of 2015 achieved target of $1 billion run rate, is a substantial verification of this strategy. Our major focus remains those trends that drive the Internet of Things namely seamless connectivity, low power consumption and sensors. To address those trends, our business units serve multiple diversified and growing application segments with unique and differentiated technology offerings.”

Second Quarter Results Overview

Revenues for the second quarter of 2016 were a record of $305 million, reflecting 29% growth as compared with $236 million in the second quarter of 2015 and 10% higher than $278 million in the immediately preceding quarter.

Second quarter of 2016 gross, operating profits and margins increased as compared with the second quarter of 2015 and with the immediately preceding quarter, mainly driven by the success of our strategy for capacity growth executed in Fab 2 and Fab 3, cross qualification and offloading optimization activities, as well as TPSCo third party customers’ revenue growth.

Gross profit for the second quarter of 2016 was $73 million or 24% gross margin. This represents an increase as compared with $52 million in gross profit in the second quarter of 2015 or 22% gross margin.

Operating profit for the second quarter of 2016 was $40 million, or 13% operating margin, as compared with $22 million reported in the second quarter of 2015 with 9% operating margin.

Net profit for the second quarter of 2016 was $38 million, or $0.45 basic earnings per share. Net profit for the second quarter of 2016 included $7 million non-cash financing expenses relating to the early repayment of the Israeli banks’ loans recorded in accordance with US GAAP ASC 825 and $10 million net gain from the acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), calculated in accordance with US GAAP ASC-805 “Business Combinations”. Provisional gain from the San Antonio fab acquisition, net recorded during the six months ended June 30, 2016, totaled $51 million. Net profit was $8 million in the second quarter of 2015, and $66 million in the first quarter of 2016, which included $41 million gain from the San Antonio fab acquisition.

Excluding the San Antonio fab acquisition gain and banks’ early repayment impact, net profit for the second quarter of 2016 was $35 million, analogous to $25 million in the first quarter of 2016 and $8 million in the second quarter of 2015.

EBITDA for the second quarter of 2016 totaled $87 million, representing a 29% EBITDA margin. This represents a 48% increase as compared with $59 million or 25% EBITDA margin in the second quarter of 2015 and a 12% sequential increase as compared with $78 million or 28% EBITDA margin in the immediately preceding quarter.

On an adjusted basis, as described and reconciled in the tables below, adjusted net profit for the second quarter of 2016 was $40 million, as compared with $12 million for the second quarter of 2015 and $32 million in the immediately preceding quarter.

During the quarter, $113 million, net of fees was raised from the issuance of bonds, which carry a 2.79% annual coupon and are repayable in 2020-2023 (of which $2 million were held in escrow and received in July 2016 after all Israeli bank liens were released). Following this fundraising, the Company prepaid its entire $78 million outstanding Israeli bank loans.

During the second quarter of 2016, the Company generated $82 million cash from operations and invested $54 million in fixed assets, resulting in $27 million positive free cash flow. During the quarter, the Company received customer prepayments of $11 million, net, which were invested for capacity expansion equipment that are included in the $54 million investments noted above.

Cash and short-term deposits as of June 30, 2016 were $311 million, as compared with $245 million as of March 31, 2016, $206 million as of December 31, 2015 and $143 million as of June 30, 2015.

Shareholders' equity as of June 30, 2016 was $559 million, an increase of 11% as compared with $504 million as of March 31, 2016, an increase of 45% as compared with $386 million as of December 31, 2015 and an increase of 86% as compared with $300 million as of June 30, 2015.

Net debt amounted to $51 million as of June 30, 2016 as compared with net debt of $65 million as of March 31, 2016 and net debt of $105 million as of December 31, 2015.

First Half Results Overview

Revenues for the 2016 first half were a record of $583 million, reflecting 26% growth as compared with the first half of 2015.

Gross and operating profit for the first half of 2016 were $134 million and $71 million, respectively, representing 23% and 12% margins, as compared with $85 million and $24 million, or 19% and 5% margins, respectively, in the first half of 2015.

Net profit for the first half of 2016 was $104 million, or $1.22 in basic earnings per share. Net profit for the first half of 2016 includes $51 million gain from of the acquisition of San Antonio fab and $7 million non-cash financing expenses relating to the Israeli banks loans early repayment.  Net loss for the six months ended June 30, 2015 was $65 million and included $73 million non-cash finance expense associated with Bonds Series F accelerated conversion in accordance with US GAAP ASC 470-20.

EBITDA for the first half totaled $165 million, representing a 28% EBITDA margin. This represents a 50% increase as compared with $110 million, or 24% EBITDA margin, in the first half of 2015.

Business Outlook

TowerJazz expects revenues for the third quarter of 2016 ending September 30, 2016 to be $325 million, with an upward or downward range of 5%, representing approximately 33% year over year revenue growth as compared with the third quarter of 2015 and 7% growth as compared with the second quarter of 2016.

Teleconference and Webcast

TowerJazz will host an investor conference call today, August 4, 2016, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter 2016 and its third quarter 2016 outlook. This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. Some of the financial information in this release, including in the financial tables below, which we refer to in this release as  “adjusted financial measures”, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net; (4) non-cash financing expenses related to bank loans early repayment and (5) other non-recurring items such as acquisition related costs and Nishiwaki Fab restructuring costs and impairment. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures as well as reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, gain from acquisition, net,  acquisition related costs, interest and other financing expenses (net), other income (expense), net,  taxes, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. Net debt, as presented in this release, is comprised of the outstanding principal amount of banks’ loans (in the amounts of approximately $175 million, $245 million and $246 million  as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively) and the outstanding principal amount of debentures (in the amounts of approximately $187 million, $65 million and $65 million as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively), less cash and short-term deposits (in the amounts of approximately $311 million, $245 million and $206 million as of June 30, 2016, March 31, 2016 and December 31, 2015, respectively).

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders, (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), including new customer  engagements, qualification and production ramp-up, (xii)the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected,  (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of  obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of our debt re-financing, restructuring and/or fundraising to enable the service and/or re-financing of our debt and other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefore, (xxiv) the concentration of our business in the semiconductor industry, (xxv)  product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers;  (xxix) achieving acceptable device yields, product performance and delivery times,  (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well  fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	March 31,	December 31,
	2016	2016	2015

ASSETS

CURRENT ASSETS
Cash and short term deposits	$311,062	$244,577	$205,575
Trade accounts receivable	126,839	122,918	110,065
Other receivables	13,993	9,363	7,376
Inventories	136,125	128,031	105,681
Other current assets	21,581	16,666	18,030
Total current assets	609,600	521,555	446,727

LONG-TERM INVESTMENTS	11,861	11,816	11,737

PROPERTY AND EQUIPMENT, NET	625,163	582,250	459,533

INTANGIBLE ASSETS, NET	34,807	35,601	34,468

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	4,586	4,844	5,903

TOTAL ASSETS	$1,293,017	$1,163,066	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$38,174	$49,150	$33,259
Trade accounts payable	98,829	104,617	91,773
Deferred revenue and customers' advances	18,802	31,061	23,373
Other current liabilities	87,386	73,929	62,714
Total current liabilities	243,191	258,757	211,119

LONG-TERM DEBT	320,444	259,357	256,019

LONG-TERM CUSTOMERS' ADVANCES	48,999	28,444	21,102

EMPLOYEE RELATED LIABILITIES	14,029	14,387	14,189

DEFERRED TAX LIABILITY	107,585	97,754	77,353

Total liabilities	734,248	658,699	579,782

TOTAL SHAREHOLDERS' EQUITY	558,769	504,367	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,293,017	$1,163,066	$965,368

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015

Cash and short term deposits - beginning of period	$244,577	$205,575	$134,216

Cash from operations	81,781	77,442	50,921
Investments in property and equipment, net	(54,323)	(57,533)	(38,628)
Exercise of warrants and options, net	360	5,881	(817)
Debt received (repaid)	27,444	6,746	(2,000)
Effect of Japanese Yen exchange rate change and others	11,223	9,029	(1,189)
TPSCo dividend to Panasonic	--	(2,563)	--

Cash and short term deposits - end of period	$311,062	$244,577	$142,503

	Six months ended
	June 30,	June 30,
	2016	2015

Cash and short term deposits - beginning of period	$205,575	$187,167

Cash from operations	159,223	91,211
Investments in property and equipment, net	(111,856)	(66,572)
Exercise of warrants and options, net	6,241	5,654
Debt received (repaid)	34,190	(48,683)
Nishiwaki's employees retirement related payments	--	(24,907)
Effect of Japanese Yen exchange rate change and others	20,252	(1,367)
TPSCo dividend to Panasonic	(2,563)	--

Cash and short term deposits - end of period	$311,062	$142,503

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015
	GAAP	GAAP	GAAP

REVENUES	$305,003	$278,043	$235,561

COST OF REVENUES	232,275	216,696	183,101

GROSS PROFIT	72,728	61,347	52,460

OPERATING COSTS AND EXPENSES

Research and development	16,030	15,237	15,148
Marketing, general and administrative	16,520	15,923	15,806
Nishiwaki Fab restructuring costs and impairment, net	--	(627)	--

	32,550	30,533	30,954

OPERATING PROFIT	40,178	30,814	21,506

INTEREST EXPENSE, NET	(2,997)	(3,358)	(3,613)

OTHER NON CASH FINANCING EXPENSE, NET	(7,528)	(3,969)	(7,271)

GAIN FROM ACQUISITION, NET	10,158	41,140	--

OTHER INCOME (EXPENSE), NET	4,362	--	(4)

PROFIT BEFORE INCOME TAX	44,173	64,627	10,618

INCOME TAX EXPENSE	(3,826)	(79)	(2,468)

PROFIT BEFORE NON CONTROLLING INTEREST	40,347	64,548	8,150

NON CONTROLLING INTEREST	(1,861)	1,396	(363)

NET PROFIT	$38,486	$65,944	$7,787

BASIC EARNINGS PER ORDINARY SHARE	$0.45	$0.78	$0.10

Weighted average number of ordinary shares outstanding	86,300	84,521	76,696

DILUTED EARNINGS PER ORDINARY SHARE	$0.40	$0.69	$0.09

Net profit used for diluted earnings per share	$40,556	$68,002	$7,787

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	100,163	98,777	87,558

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2016	2015
	GAAP	GAAP

REVENUES	$583,046	$461,778

COST OF REVENUES	448,971	376,326

GROSS PROFIT	134,075	85,452

OPERATING COSTS AND EXPENSES

Research and development	31,267	29,985
Marketing, general and administrative	32,443	31,967
Nishiwaki Fab restructuring costs and impairment, net	(627)	--

	63,083	61,952

OPERATING PROFIT	70,992	23,500

INTEREST EXPENSE, NET	(6,355)	(7,246)

OTHER NON CASH FINANCING EXPENSE, NET	(11,497)	(91,867	)(a)

GAIN FROM ACQUISITION, NET	51,298	--

OTHER INCOME (EXPENSE), NET	4,362	(13)

PROFIT (LOSS) BEFORE INCOME TAX	108,800	(75,626)

INCOME TAX BENEFIT (EXPENSE)	(3,905)	8,426

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	104,895	(67,200)

NON CONTROLLING INTEREST	(465)	1,923

NET PROFIT (LOSS)	$104,430	$(65,277)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$1.22	$(0.93)

Weighted average number of ordinary shares outstanding	85,410	70,175

DILUTED EARNINGS PER ORDINARY SHARE	$1.09

Net profit used for diluted earnings per share	$108,556

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	99,546

(a)	Included $73,121 associated with Bonds Series F accelerated conversion in the six months ended June 30, 2015 in accordance with US GAAP ASC 470-20.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF ADJUSTED FINANCIAL DATA AND ADJUSTED EBITDA CALCULATION
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT

GAAP NET PROFIT	$38,486	$65,944	$7,787
Stock based compensation	2,532	2,156	1,943
Amortization of acquired intangible assets	2,395	2,241	2,258
Non cash financing expense related to bank loan early repayment (1)	6,653	--	--
Gain from acquisition, net	(10,158)	(41,140)	--
Other non-recurring items, see (2) below	--	2,378	--

ADJUSTED NET PROFIT	$39,908	$31,579	$11,988

ADJUSTED NET PROFIT PER SHARE
Basic	$0.46	$0.37	$0.16
Diluted	$0.42	$0.34	$0.14
Fully diluted, see (3) below	$0.39	$0.31	$0.16

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$39,908	$31,579	$11,988
Diluted	$41,978	$31,579	$11,988
Fully diluted	$41,978	$33,637	$16,531

Number of shares and other securities used for the above calculation:
Basic	86,300	84,521	76,696
Diluted	100,163	92,902	87,558
Fully diluted, see (3) below	107,056	106,865	103,577

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$40,178	$30,814	$21,506
Cost of revenues:
Depreciation of fixed assets	41,910	40,064	32,912
Stock based compensation	1,160	989	540
Amortization of acquired intangible assets	2,207	2,053	2,070
Acquisition related non-recurring costs	--	3,005	--
Research and development:
Stock based compensation	533	528	469
Marketing, general and administrative:
Stock based compensation	839	639	934
Amortization of acquired intangible assets	188	188	188
Nishiwaki Fab restructuring costs and impairment, net	--	(627)	--

EBITDA	$87,015	$77,653	$58,619

(1)	In accordance with US GAAP ASC 825-10.
(2)	Q1 2016 includes mainly acquisition related costs.
(3)	Fully diluted share count includes all issued and outstanding securities as of end of the applicable period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,
	2016	2016

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$40,347	$64,548

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	48,117	48,582
Effect of indexation, translation and fair value measurement on debt	6,700	1,401
Other income, net	(4,362)	--
Gain from acquisition	(10,158)	(41,140)
Changes in assets and liabilities:
Trade accounts receivable	(1,916)	(8,519)
Other receivables and other current assets	(5,476)	822
Inventories	(6,300)	(9,224)
Trade accounts payable	130	10,145
Deferred revenue and customers' advances	8,294	15,030
Other current liabilities	11,194	(1,953)
Deferred tax liability, net	(4,789)	(2,250)
Net cash provided by operating activities	81,781	77,442

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(54,323)	(57,533)
Deposits and other investments, net	19,600	10,000
Net cash used in investing activities	(34,723)	(47,533)

CASH FLOWS - FINANCING ACTIVITIES

Debt received, net of repayment	27,444	6,746
Exercise of warrants and options, net	360	5,881
Dividend payment to Panasonic	--	(2,563)
Net cash provided by financing activities	27,804	10,064

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	11,623	9,029

INCREASE IN CASH AND CASH EQUIVALENTS	86,485	49,002
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	224,577	175,575

CASH AND CASH EQUIVALENTS - END OF PERIOD	311,062	224,577

SHORT TERM DEPOSITS	--	20,000

CASH AND SHORT TERM DEPOSITS - END OF PERIOD	$311,062	$244,577